UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  24 October 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                         Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 24, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 13-32-TR	Date:	October 24, 2013

TECK REPORTS UNAUDITED THIRD QUARTER RESULTS FOR 2013

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported third quarter adjusted profit of $252 million, or $0.44 per share, compared with $425 million or $0.73 per share in 2012.

“We are pleased with our operating performance this quarter,” said Don Lindsay, President and CEO. “Our steelmaking coal sales of 7.6 million tonnes set a quarterly record and demand from customers is strong. However, the current price for steelmaking coal remains below what we believe is required to sustain adequate production in the industry in the long term. With the current market conditions, our near term efforts are focusing on our $330 million cost reduction program, reducing our sustaining capital spending and reviewing the timing of our various development projects.”

Highlights and Significant Items

•	Coal sales in the third quarter were a record 7.6 million tonnes, up 36% from a year ago.

•	Gross profit before depreciation and amortization was $919 million in the third quarter compared with $1.1 billion the third quarter of 2012.

•	Cash flow from operations, before working capital changes, was $647 million in the third quarter compared with $885 million a year ago.

•	Profit attributable to shareholders was $267 million and EBITDA was $815 million in the third quarter.

•	Our cash balance was $2.3 billion at September 30, 2013.

•
We continue to implement our cost reduction program and to date our existing operations have identified over $330 million of annual ongoing potential cost savings at constant production levels and have implemented $300 million of these initiatives.

•
To date we have reached agreements with our coal customers to sell 5.6 million tonnes of coal in the fourth quarter of 2013 at an average price of US$145 per tonne and expect total sales in the fourth quarter, including spot sales, to be at or above 6.3 million tonnes.

 All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

 Additional corporate information is available at www.teck.com

•	Coal cost of sales before transportation costs declined to $50 per tonne in the third quarter compared with $58 per tonne a year ago.

•	We received the British Columbia Environmental Assessment Certificate for our Line Creek Phase 2 project which will maintain production and extend the mine life by 18 years.

•
We reached an agreement to purchase approximately 7,150 hectares of private land in the Elk and Flathead valleys of British Columbia for $19 million, in order to protect key wildlife and fish habitat. These lands, in combination with ongoing reclamation work at our operations, will help us to achieve our sustainability goal of creating a net-positive impact on biodiversity.

•
We were named to the Dow Jones Sustainability World Index (“DJSI”) for the fourth straight year, indicating that our sustainability practices rank in the top ten percent of the world’s 2,500 largest public companies.

2     Teck Resources Limited 2013 Third Quarter News Release

This management’s discussion and analysis is dated as at October 24, 2013 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months ended September 30, 2013 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2012. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2012, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Profits are lower than last year as a result of lower prices for all of our principal products. Coal and copper prices in the third quarter declined by 28% and 8%, respectively, compared with the same period a year ago. Based on sales volumes, these lower prices resulted in our revenues being approximately $410 million lower than in the third quarter of last year.

Production and sales volumes were at or above last year’s levels for our major products other than copper. Coal production was up 6% over last year and up 12% over last quarter and we set a new quarterly sales record of 7.6 million tonnes of coal. For copper, reduced throughput at Quebrada Blanca, in addition to lower grades at most of our mines, adversely affected production. We continued to focus on operating costs as unit costs were significantly lower in coal and total operating costs in copper were unchanged.

Our cost reduction program at all of our sites continues to make significant progress. We have identified over $330 million of potential ongoing, annual operating cost savings across the company, of which $300 million have been implemented. An additional $130 million of one-time cost savings and deferrals have also been identified and implemented. As a result, our site cash production costs this year are down by approximately $65 million per quarter since the beginning of the program in the fourth quarter of 2012, excluding the effect of labour settlement charges in 2012. We have also reduced our planned spending on exploration by approximately 15% while maintaining our commitments to partners and have reduced our corporate overhead.

We continue to delay the development of some of our internal growth projects and have deferred capital spending. At Quintette, we delayed the final stage of development for the mine and will not start the development until we see a sustained improvement in demand for steelmaking coal. We have also slowed the development of Quebrada Blanca Phase 2 in part as a result of market conditions. We plan to update permits for our existing operations at Quebrada Blanca to reflect the longer mine life before resubmission of the social and environmental impact assessment (“SEIA”) for Phase 2. We are also taking action to reduce sustaining capital expenditures.

3     Teck Resources Limited 2013 Third Quarter News Release

Profit and Adjusted Profit*

Adjusted profit, which excludes the effect of certain transactions as described in the table below, was $252 million, or $0.44 per share, in the third quarter of 2013 compared with $425 million, or $0.73 per share, in the same period a year ago. The decline in adjusted profit was primarily due to significantly lower coal prices, partially offset by record sales volumes for coal in the quarter.

Profit attributable to shareholders was $267 million, or $0.46 per share, in the third quarter compared with $256 million, or $0.44 per share, in the same period last year. Profit last year was affected by a $196 million after-tax charge related to the refinancing of a portion of our debt.

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2013	2012	2013	2012

Profit attributable to shareholders as reported	$267	$256	$729	$868
Add (deduct):
Asset sales and provisions	5	(22)	27	(43)
Foreign exchange (gains) losses	(9)	2	13	21
Derivative (gains) losses	(1)	(48)	(2)	(95)
Collective agreement charges	-	9	-	59
Financing items	-	196	-	525
Tax related items	(10)	32	10	32
Adjusted profit	$252	$425	$777	$1,367

Adjusted earnings per share	$0.44	$0.73	$1.34	$2.34

__________________________________________

*
Our financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”). This news release refers to adjusted profit, adjusted earnings per share, EBITDA and gross profit before depreciation and amortization, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (“GAAP”) in the United States. For adjusted profit we adjust profit attributable to shareholders as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is profit attributable to shareholders before net finance expense, income taxes, depreciation and amortization. Gross profit before depreciation and amortization is gross profit with depreciation and amortization added back. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

4     Teck Resources Limited 2013 Third Quarter News Release

Business Unit Results

Our business unit results are presented in the tables below.

Three Months ended September 30
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2013	2012	2013	2012	2013	2012

Copper	$714	$763	$318	$392	$226	$299
Coal	1,088	1,077	417	548	217	421
Zinc	721	664	183	135	154	107
Energy	1	1	1	1	-	-
Total	$2,524	$2,505	$919	$1,076	$597	$827

Gross profit before depreciation and amortization from our copper business unit decreased by $74 million in the third quarter compared with a year ago primarily as a result of lower copper prices, reduced sales volumes and lower molybdenum revenues. Copper prices averaged US$3.21 per pound in the third quarter, a decline of 8% compared with a year ago. Copper production was 91,000 tonnes in the third quarter, up 7% from the second quarter, but lower than the record production levels we achieved in the third and fourth quarters of 2012 when significantly higher than normal grade sections were mined at Highland Valley. Total tonnes mined in the third quarter were the same as a year ago and the cost per tonne mined remained similar year-over-year. Total production costs in the third quarter, before changes in inventory and the effect of translating our costs denominated in U.S. dollars, remained the same as a year ago. Higher costs at Highland Valley due to partial plant shutdowns related to the mill optimization project and commissioning of the new pebble crushing facility, and increased costs at Antamina were offset by substantially lower costs at Quebrada Blanca. Cash unit costs in the third quarter of 2013, before and after by-product credits, were US$2.09 and US$1.71 per pound, respectively, similar to the second quarter of 2013 and 2012 annual unit costs. Cash unit costs, before and after by-product credits, were lower in the third quarter of 2012 at US$1.98 and US$1.53 per pound, respectively, due to the record production, which reduced unit costs and lower molybdenum by-product credits in the third quarter of 2013.

Gross profit before depreciation and amortization from our coal business unit declined by $131 million in the third quarter compared with the same period a year ago due to significantly lower coal prices. This was partially offset by record sales of 7.6 million tonnes and reduced cash operating costs. Coal prices were 28% lower than a year ago and averaged US$139 per tonne in the third quarter of 2013. Sales of 7.6 million tonnes in the third quarter set a new quarterly record, reflecting improving market sentiment through the quarter. Strong demand from contract customers, sales to new customers, good spot sales, and consistently strong performance of our logistics chain, including the expanded capacity at our Neptune Terminals, contributed to maximizing sales in the quarter. The cost of product sold in the third quarter, before transportation and depreciation charges, significantly improved and was reduced to $50 per tonne compared with $58 per tonne in the same period a year ago. Cost reduction initiatives at the mines continue to drive down unit costs across the business unit and many of them have been implemented and delivering savings for over a year.

5     Teck Resources Limited 2013 Third Quarter News Release

Gross profit from our zinc business unit, before depreciation and amortization, rose by $48 million compared with a year ago, with both Red Dog and Trail contributing higher gross profits. The increase was primarily due to higher sales volumes, especially from Red Dog, and higher lead prices. Red Dog’s sales volumes of zinc and lead were approximately 25% higher than a year ago when poor weather delayed shipments. Red Dog’s zinc production was 11% higher than a year ago at 142,500 tonnes, as third quarter 2012 production was impacted by fine grained/high silica ore, which required a reduction in mill throughput to achieve acceptable recoveries. Trail’s refined zinc and lead production in the third quarter of 2013 rose 4% and 10%, respectively, as a result of higher throughput and improved operating efficiencies.

Revenues

Revenues from operations of $2.5 billion in the third quarter were the same as a year ago. Revenues from our copper business unit declined by $49 million from a year ago primarily due to lower copper prices and a reduction in molybdenum revenues. Coal revenues in the third quarter remained similar to a year ago as significantly lower coal prices were primarily offset by a 36%, or 2.0 million tonne, increase in sales volumes. Revenues from our zinc business unit increased by $57 million from a year ago primarily due to significantly higher zinc and lead sales volumes from Red Dog. Partly offsetting the coal and metal price declines was the effect of the stronger U.S. dollar in the third quarter compared with a year ago.

 Average Prices and Exchange Rates*

	Three months			Nine months
	ended September 30,			ended September 30,
	2013	2012	% Change	2013	2012	% Change

Copper (LME Cash - US$/pound)	3.21	3.50	-8%	3.35	3.61	-7%
Coal (realized - US$/tonne)	139	193	-28%	151	206	-27%
Zinc (LME Cash - US$/pound)	0.84	0.86	-2%	0.87	0.88	-1%
Silver (LME PM fix – US$/ounce)	21	30	-30%	25	31	-19%
Molybdenum (published price - US$/pound)	9	12	-25%	10	13	-23%
Lead (LME Cash - US$/pound)	0.95	0.90	6%	0.98	0.91	8%
Cdn/U.S. exchange rate (Bank of Canada)	1.04	1.00	4%	1.02	1.00	2%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

6     Teck Resources Limited 2013 Third Quarter News Release

Our year-to-date business unit results are presented in the table below:

Nine Months ended September 30
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2013	2012	2013	2012	2013	2012

Copper	$2,091	$2,247	$1,007	$1,138	$719	$885
Coal	3,150	3,637	1,377	1,970	840	1,588
Zinc	1,761	1,726	396	303	319	226
Energy	4	3	4	2	2	-
Total	$7,006	$7,613	$2,784	$3,413	$1,880	$2,699

7    Teck Resources Limited 2013 Third Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our production and sales of our major products.

Units (000's)		Production				Sales
		Third Quarter		Year-to-date		Third Quarter		Year-to-date
(note 1)		2013	2012	2013	2012	2013	2012	2013	2012

Principal products

Copper
Contained in concentrate	tonnes	77	84	216	219	80	83	220	215
Cathode	tonnes	14	15	43	51	15	15	44	51
		91	99	259	270	95	98	264	266

Coal	tonnes	6,707	6,322	18,955	18,294	7,568	5,546	20,431	17,567

Zinc
Contained in concentrate	tonnes	156	145	464	441	191	157	412	371
Refined	tonnes	77	74	221	217	78	75	221	220

Other products
Lead
Contained in concentrate	tonnes	23	22	71	69	60	46	60	46
Refined	tonnes	24	21	66	64	23	22	64	65

Molybdenum
Contained in concentrate	pounds	1,668	3,448	6,086	9,652	1,876	3,006	6,167	9,396

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

8    Teck Resources Limited 2013 Third Quarter News Release

REVENUES AND GROSS PROFIT
QUARTER ENDED SEPTEMBER, 30

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit (loss)
	2013	2012	2013	2012	2013	2012

Copper
Highland Valley Copper	$206	$251	$75	$135	$48	$102
Antamina	226	227	163	179	156	170
Quebrada Blanca	102	107	25	10	-	(14)
Carmen de Andacollo	153	142	54	60	30	39
Duck Pond	27	31	3	5	(6)	(1)
Other	-	5	(2)	3	(2)	3
	714	763	318	392	226	299

Coal (note 1)	1,088	1,077	417	548	217	421

Zinc
Trail	415	437	22	5	8	(8)
Red Dog	354	288	158	136	143	121
Other	8	2	3	(6)	3	(6)
Inter-segment sales	(56)	(63)	-	-	-	-
	721	664	183	135	154	107

Energy	1	1	1	1	-	-

TOTAL	$2,524	$2,505	$919	$1,076	$597	$827
(1)

Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, and have a 95% partnership interest in the Elkview mine and an 80% interest in the Greenhills mine.

9   Teck Resources Limited 2013 Third Quarter News Release

REVENUES AND GROSS PROFIT
NINE MONTHS ENDED SEPTEMBER 30

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2013	2012	2013	2012	2013	2012

Copper
Highland Valley Copper	$662	$698	$298	$359	$211	$279
Antamina	572	640	416	491	381	470
Quebrada Blanca	311	380	85	106	11	33
Carmen de Andacollo	466	423	185	155	117	94
Duck Pond	73	99	21	27	(3)	9
Other	7	7	2	-	2	-
	2,091	2,247	1,007	1,138	719	885

Coal (note 1)	3,150	3,637	1,377	1,970	840	1,588

Zinc
Trail	1,323	1,366	79	34	41	(4)
Red Dog	594	516	309	270	270	231
Other	11	6	8	(1)	8	(1)
Inter-segment sales	(167)	(162)	-	-	-	-
	1,761	1,726	396	303	319	226

Energy	4	3	4	2	2	-

TOTAL	$7,006	$7,613	$2,784	$3,413	$1,880	$2,699
(1)

Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, have a 95% partnership interest in the Elkview mine and an 80% interest in the Greenhills mine.

10    Teck Resources Limited 2013 Third Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Tonnes milled (000's)	10,295	10,955	33,111	33,723

Copper
Grade (%)	0.28	0.32	0.28	0.27
Recovery (%)	88.5	89.3	85.5	85.9
Production (000's tonnes)	25.5	31.5	79.5	78.9
Sales (000's tonnes)	27.1	31.5	83.2	80.2

Molybdenum
Production (million pounds)	1.0	2.7	4.4	7.5
Sales (million pounds)	1.3	2.2	4.6	6.9

Cost of sales ($ millions)
Operating costs	$122	$107	$339	$314
Distribution costs	$9	$9	$25	$25
Depreciation and amortization	$27	$33	$87	$80

Gross profit summary ($ millions) (note 1)
Before depreciation and amortization	$75	$135	$298	$359
Depreciation and amortization	(27)	(33)	(87)	(80)
After depreciation and amortization	$48	$102	$211	$279

(1)	Results do not include a provision for the 2.5% non-controlling interest in Highland Valley Copper.

Highland Valley Copper's third quarter gross profit declined by $60 million before depreciation and amortization, primarily due to lower copper prices and lower production levels of both copper and molybdenum.

Copper ore grades mined in the quarter were close to reserve grades, whereas higher than normal grades were mined in the comparable quarter last year. Grades similar to this quarter are expected for the remainder of the year and into 2014. Mill throughput was also lower during the quarter as a result of shutdowns to tie in the new flotation and pebble crushing facilities and other maintenance activities. Molybdenum production declined to 1.0 million pounds from 2.7 million pounds a year ago primarily due to lower ore grades.

Operating costs in the third quarter, before changes in inventory, were $113 million compared with $105 million a year ago. The increase was due to higher labour costs related to the shutdown work and an increase in routine tailings dam costs as the facility expands. As sales exceeded production in the quarter, cost of sales included a change in inventory charge of $9

11     Teck Resources Limited 2013 Third Quarter News Release

million in the third quarter compared with $2 million last year. Capitalized stripping costs in third quarter of 2013 were $29 million compared with $26 million a year ago.

The mill optimization project is on schedule for substantial mechanical completion by year end with commissioning of the new flotation facility in the first quarter of 2014. The new pebble crushing facility and grinding line upgrades were commissioned in the third quarter and are operating as designed, but with some minor modifications required. As a result, higher mill throughput rates are anticipated to start in the fourth quarter, with the full throughput benefit in 2014.

Drilling activities are continuing in the Bethlehem area and engineering studies have commenced on the Bethlehem Phase 1 project targeting an initial 100 million tonnes of additional ore reserves.

12     Teck Resources Limited 2013 Third Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Tonnes milled (000's)
Copper-only ore	9,569	9,359	24,021	23,541
Copper-zinc ore	2,195	2,915	10,497	11,190

	11,764	12,274	34,518	34,731
Copper (note 1)
Grade (%)	1.21	1.15	1.05	1.07
Recovery (%)	89.6	89.4	87.0	87.6
Production (000's tonnes)	128.6	123.5	312.8	325.2
Sales (000's tonnes)	126.9	122.1	299.3	317.0

Zinc (note 1)
Grade (%)	2.12	1.97	2.25	1.88
Recovery (%)	83.6	81.9	85.1	80.3
Production (000's tonnes)	44.1	51.1	201.6	174.6
Sales (000's tonnes)	56.7	54.7	192.3	166.3

Molybdenum
Production (million pounds)	2.9	3.0	7.5	9.4
Sales (million pounds)	2.7	3.5	7.0	11.1

Cost of sales (US$ millions)
Operating costs	$176	$138	$456	$431
Distribution costs	$29	$29	$75	$80
Royalties and other costs (note 2)	$44	$49	$95	$152
Depreciation and amortization	$31	$35	$151	$93

Gross profit summary (our 22.5% share) ($ millions)
Before depreciation and amortization	$163	$179	$416	$491
Depreciation and amortization	(7)	(9)	(35)	(21)
After depreciation and amortization	$156	$170	$381	$470
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

Our 22.5% share of Antamina’s gross profit decreased by $16 million before depreciation and amortization in the third quarter, primarily due to lower copper prices.

Mill throughput was slightly lower than the third quarter of 2012 at 128,000 tonnes per day due to downtime associated with a major component change on one of the SAG mills, but record

13     Teck Resources Limited 2013 Third Quarter News Release

copper production was achieved as a result of higher feed grades. The mix of mill feed in the third quarter was 81% copper-only ore and 19% copper-zinc ore, compared with 76% and 24%, respectively, in the same period a year ago. Copper production, on a 100% basis, rose by 5,100 tonnes compared with a year ago to 128,600 tonnes. Zinc production decreased by 7,000 tonnes to 44,100 tonnes from 51,100 tonnes in the same period a year ago primarily due to a lower proportion of copper-zinc ore processed in the quarter.

Operating costs, on a 100% basis, in the third quarter increased by US$38 million to US$176 million compared with the same period a year ago as a result of increased fuel costs, higher consumable costs and higher labour costs with the larger haulage fleet. Capitalized stripping costs were US$61 million (100% basis) in the third quarter compared with US$67 million in the third quarter of 2012.

14     Teck Resources Limited 2013 Third Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Tonnes placed (000's)
Heap leach ore	1,462	1,904	4,490	5,130
Dump leach ore	2,913	7,449	8,535	19,693

	4,375	9,353	13,025	24,823
Grade (TCu%) (note 1)
Heap leach ore	0.76	0.78	0.82	0.85
Dump leach ore	0.38	0.47	0.38	0.45

Production (000's tonnes)
Heap leach ore	7.2	9.9	21.8	30.2
Dump leach ore	5.6	5.1	18.3	17.9

	12.8	15.0	40.1	48.1

Sales (000's tonnes)	13.7	13.8	40.7	47.1

Cost of sales (US$ million)
Operating costs	$73	$97	$216	$269
Distribution costs	$1	$1	$5	$5
Depreciation and amortization	$24	$23	$73	$72

Gross profit (loss) summary ($ millions) (note 2)
Before depreciation and amortization	$25	$10	$85	$106
Depreciation and amortization	(25)	(24)	(74)	(73)
After depreciation and amortization	$-	$(14)	$11	$33

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

Quebrada Blanca’s gross profit before depreciation and amortization rose by $15 million in the third quarter compared with a year ago as a result of reduced unit costs, partially offset by lower copper prices and production levels.

Copper production declined by 15% compared with the same period a year ago and was slightly lower than the second quarter of 2013 due to unplanned maintenance activities. Heap production was lower as a result of lower heap leach grades and processing less heap leach ore. As planned, the amount of dump leach ore placed and the associated grades continue to be significantly lower this year. Dump leach production was similar to the comparable period last year as previously placed material in inventory was irrigated to supplement production.

Cost of sales in the third quarter were reduced by US$24 million compared with a year ago as a result of the initiatives to reduce the workforce and operating costs that started in the fourth

15     Teck Resources Limited 2013 Third Quarter News Release

quarter of 2012. Some additional capital and operating costs are expected in the fourth quarter of 2013 and in 2014 associated with infrastructure upgrades and permit update activities.

Capitalized stripping costs in the third quarter were US$11 million compared with US$9 million in the third quarter of 2012.

Work is progressing on updating the permits for the existing facilities for the supergene operation with an anticipated mine life that has cathode production extending into early 2019.

16     Teck Resources Limited 2013 Third Quarter News Release

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Tonnes milled (000’s)	4,723	4,529	13,211	12,490
Copper
Grade (%)	0.45	0.52	0.49	0.52
Recovery (%)	87.2	87.5	87.4	86.6
Production (000’s tonnes)	18.6	20.8	56.2	56.1
Sales (000’s tonnes)	20.4	19.4	60.3	52.8

Gold (note 1)
Production (000’s ounces)	17.7	16.2	53.1	40.9
Sales (000’s ounces)	18.3	14.7	54.3	38.9

Copper cathode
Production (000’s tonnes)	0.9	0.8	3.0	3.2
Sales (000’s tonnes)	1.0	0.6	3.0	3.3

Cost of sales (US$ million)
Operating costs	$87	$74	$252	$247
Distribution costs	$8	$7	$22	$19
Depreciation and amortization	$23	$21	$67	$61

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$54	$60	$185	$155
Depreciation and amortization	(24)	(21)	(68)	(61)
After depreciation and amortization	$30	$39	$117	$94

(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.
(2)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

The decrease in Carmen de Andacollo’s third quarter gross profit before depreciation and amortization was primarily due to lower copper prices and higher unit operating costs.

Despite an increase in mill throughput as a result of blasting and process improvement initiatives, copper production in the third quarter declined by 11% as a result of lower grades compared with the same period a year ago. Copper grades were higher in the early years of operation and will continue to gradually decline another 5-10% over the coming quarters. Further mill throughput improvement initiatives are anticipated to offset further grade declines to keep production similar to current levels.

Operating costs, before changes in inventory, were US$77 million in the third quarter compared with US$81 million in the same period a year ago with the reduction primarily due to lower power costs. Sales exceeded production in the third quarter of 2013, which resulted in a US$10 million increase to cost of sales for the drawdown of inventory. This compares to last year when

17     Teck Resources Limited 2013 Third Quarter News Release

there was a US$7 million buildup of inventory. Capitalized stripping costs in the third quarter and last year were minimal.

Duck Pond (100%)

Duck Pond’s gross profit before depreciation and amortization was $3 million in the third quarter compared with $5 million in the same period a year ago. Copper and zinc production in the third quarter were 3,800 tonnes and 3,700 tonnes, respectively, compared with 3,100 tonnes and 4,600 tonnes, respectively, last year. Copper and zinc sales in the third quarter were both 3,800 tonnes, respectively, compared with 4,100 tonnes and 3,700 tonnes, respectively, last year. Processing of boundary open pit ores, which have lower zinc content, is progressing well.

Copper Development Projects

Quebrada Blanca Phase 2

During the third quarter, detailed design for the Quebrada Blanca Phase 2 project continued, although at a slower pace. Fabrication activities for some long-lead equipment orders have been halted and further equipment orders are on hold. The level of future engineering activities and associated costs are under review, with a further slowdown in activities anticipated going into 2014.

As previously announced, the permits for our existing facilities need to be updated before resubmission of the Phase 2 SEIA. While the timing for resubmission of the Phase 2 SEIA will depend to some extent on progress in these separate regulatory submissions, our current expectation is that the Phase 2 SEIA will not be resubmitted before the end of the fourth quarter of 2014.

Relincho

The feasibility study for Relincho is progressing and it is expected to be completed at the end of the fourth quarter of 2013. A new resource and reserve estimate is expected at the completion of the feasibility study. Results of the study will be reviewed in the first quarter of 2014 before making a decision on next steps to further optimize or advance the project.

Based on the prefeasibility design, production would average 180,000 tonnes per year of copper and 6,000 tonnes per year of molybdenum over a 22-year mine life, with higher production in the first five years.

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COAL

Teck Coal Partnership (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Production (000's tonnes)	6,707	6,322	18,955	18,294

Sales (000's tonnes)	7,568	5,546	20,431	17,567

Average sale price
US$/tonne	$139	$193	$151	$206
C$/tonne	$144	$194	$154	$207

Cost of sales (C$/tonne)
Operating costs	$50	$58	$49	$59
Transportation costs	$38	$37	$38	$36
Depreciation and amortization	$27	$23	$26	$22

Gross profit summary ($ millions)
Before depreciation and amortization	$417	$548	$1,377	$1,970
Depreciation and amortization	(200)	(127)	(537)	(382)
After depreciation and amortization	$217	$421	$840	$1,588

Gross profit before depreciation and amortization in the third quarter declined by $131 million compared with last year due primarily to significantly lower coal prices. The lower coal prices were partially offset by the effect of a stronger U.S. dollar and significantly increased sales volumes that were two million tonnes higher than the same period in 2012. Year to date sales volumes in 2013 of 20.4 million tonnes represent an all-time record for the nine month period.

Production in the third quarter was 6.7 million tonnes, or 6% higher than in the same period a year ago. The mines effectively managed inventories and as a result of the strong demand for our products, we have been increasing production rates to ensure sufficient coal is available to fulfill customer requirements.

Sales of 7.6 million tonnes in the third quarter set a new quarterly record, reflecting improving market sentiment through the quarter. Strong demand from contract customers, sales to new customers, good spot sales, and consistently strong performance of our logistics chain including the expanded capacity at our Neptune Terminals, contributed to maximizing sales in the quarter. Additionally, consistent and strong performance was delivered by port and rail service providers.

Coal prices have been agreed with the majority of the quarterly contract customers for the fourth quarter of 2013 based on pricing of US$152 per tonne for the highest quality products, which is consistent with prices reportedly achieved by our competitors. As of the date of this release, we have reached agreements with our coal customers to sell 5.6 million tonnes of coal in the fourth quarter of 2013 at an average price of US$145 per tonne and expect total sales in the fourth

19     Teck Resources Limited 2013 Third Quarter News Release

quarter, including spot sales, to be at or above 6.3 million tonnes. We are continuing contract discussions with our customers and are anticipating selling additional tonnage on the spot market, including to customers who have traditionally purchased the majority of their coal requirements on a quarterly pricing basis. Vessel nominations for quarterly contract tonnage are determined by customers and final sales and average prices for the quarter will depend on timely arrival of vessels and the performance of our coal-loading facilities. In addition, fourth quarter sales levels can be affected by weather conditions on the west coast that affect the loading of vessels, and the lower number of operating days in the quarter.

The cost of product sold in the third quarter, before transportation and depreciation charges, was $50 per tonne compared with $58 per tonne in the same period a year ago. Cost reduction initiatives at the mines continue to drive down unit costs across the business unit. The additional improvement over last year’s levels result primarily from productivity improvements in the areas of mining, maintenance and processing, in conjunction with further reductions in the consumption of key inputs including repair parts and minimizing the use of maintenance contractors and contract miners. These initiatives continue to expand as part of a coordinated cost reduction initiative across the business unit, which focuses on productivity improvement in mining, maintenance and processing operations as well as the reduction of input and overhead costs. In the current period, capitalized stripping costs were $98 million compared with $114 million last year. We expect our 2013 annual cost of product sold near the bottom of our $51 to $58 per tonne guidance range, based on our current production plans.

Transportation costs in the quarter were $38 per tonne, $1 per tonne or 3% higher compared with the same quarter a year ago, primarily as a result of slightly higher rail transportation costs.

Depreciation and amortization increased by $4 per tonne to $27 per tonne primarily due to the accumulation of capital assets to be depreciated under the new capitalized stripping accounting standard. Also contributing to the increase were investments in capital equipment made over the course of 2012 and the first nine months of 2013, which are now commissioned and operating at our sites. We expect depreciation and amortization expense to be in the range of $26 to $30 per tonne in 2013 as we continue to defer and amortize overburden removal costs.

As a result of the strong performance in the first nine months of 2013 and strong sales outlook for the rest of the year, we expect coal production to be near the top end of our 24.5 to 25.5 million tonne guidance range.

We are continuing to proceed with detailed engineering work at the Quintette project so that if market conditions are favorable, we will be in a position in early 2014 to decide to proceed with the reopening, that could result in commercial production in mid-2015. We are also going to execute a bulk sample program at the site over the next nine months to produce saleable coal for trial by potential customers.

Neptune Bulk Terminals achieved substantial completion on commissioning of its new stacker reclaimer in the third quarter. The new stacker reclaimer increases Neptune’s operating capacity from 8.5 to 12.5 million tonnes per year.

On October 7, 2013 we received the B.C. Environmental Assessment Certificate for our Line Creek Phase 2 project, which represents the next phase of mining for our Line Creek Operation. This certificate is a significant regulatory requirement for the project, and work is ongoing to

20     Teck Resources Limited 2013 Third Quarter News Release

secure a new Effluent Permit and Mines Act Permit that will allow the development of Phase 2. The Line Creek Phase 2 project is expected to extend the mine life by 18 years.

Elk Valley Water Management

Advances were made on the Elk Valley Water Quality Plan which we are executing under an Area Based Management Plan Order issued by the Government of British Columbia. Terms of Reference for the plan were submitted on schedule and approved by the province, so that the development of the plan is now in progress with expected completion in the third quarter of 2014. The construction of the first water treatment plant at Line Creek to reduce selenium levels in mine discharge water progressed satisfactorily towards expected commissioning in the second quarter of 2014.

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ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Metal production
Zinc (000's tonnes)	76.4	73.5	221.2	217.0
Lead (000's tonnes)	23.9	21.7	65.5	64.4
Silver (million ounces)	5.7	5.6	16.5	16.2

Metal sales
Zinc (000's tonnes)	77.8	75.6	221.0	220.3
Lead (000's tonnes)	23.0	22.2	63.6	64.9
Silver (million ounces)	5.8	5.6	16.3	16.2

Cost of sales ($ millions)
Concentrates	$270	$304	$871	$893
Operating costs	$97	$100	$291	$358
Distribution costs	$26	$28	$82	$81
Depreciation and amortization	$14	$13	$38	$38

Gross profit (loss) summary ($ millions)
Before depreciation and amortization	$22	$5	$79	$34
Depreciation and amortization	(14)	(13)	(38)	(38)
After depreciation and amortization	$8	$(8)	$41	$(4)

Gross profit at Trail, before depreciation and amortization, increased by $17 million due to higher sales volumes, higher lead prices and the effect of the stronger U.S. dollar, partially offset by lower silver prices.

Zinc production was higher in the third quarter due to better roaster throughput and improved operating efficiencies. Kivcet throughput improved in the current quarter and resulted in higher production of lead.

The cost of concentrate purchases in the third quarter was lower than a year ago due to significantly lower silver prices, partially offset by higher lead prices and higher production levels.

Construction continued on the new acid plant, which is replacing an aging facility and is expected to lower emissions. Third quarter spending was $26 million bringing the total spending on the project to $84 million. The project is on budget with an expected start-up date in the second quarter of 2014.

22     Teck Resources Limited 2013 Third Quarter News Release

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Tonnes milled (000's)	1,030	880	2,868	2,575

Zinc
Grade (%)	16.3	18.1	17.0	18.2
Recovery (%)	84.9	80.8	84.1	82.3
Production (000's tonnes)	142.5	128.9	409.4	386.8
Sales (000's tonnes)	174.3	141.2	356.8	321.1

Lead
Grade (%)	3.8	4.3	3.9	4.7
Recovery (%)	60.3	59.4	64.3	57.7
Production (000's tonnes)	23.4	22.3	71.3	69.1
Sales (000's tonnes)	59.8	46.4	59.8	46.4

Cost of sales (US$ millions)
Operating costs	$94	$71	$137	$118
Distribution costs	$39	$32	$71	$66
Royalties (NANA)	$56	$52	$69	$64
Depreciation and amortization	$15	$16	$39	$40

Gross profit summary ($ millions)
Before depreciation and amortization	$158	$136	$309	$270
Depreciation and amortization	(15)	(15)	(39)	(39)
After depreciation and amortization	$143	$121	$270	$231

Red Dog’s gross profit in the third quarter, before depreciation and amortization, increased compared with the same period a year ago primarily due to higher zinc and lead sales volumes. Sales volumes were approximately 25% higher than a year ago when poor weather delayed shipments.

Zinc production in the third quarter increased by 11% compared with a year ago, as third quarter 2012 production was impacted by fine grained/high silica ore, which required a reduction in mill throughput to achieve acceptable recoveries.

Operating costs, before changes in inventory, were US$62 million in the third quarter and unit costs were similar to a year ago. As sales exceeded production, costs of sales included a US$32 million charge for the drawdown of inventory compared with US$16 million a year ago. Capitalized deferred stripping costs were US$5 million in the third quarter of 2013 compared with US$9 million in the third quarter of 2012.

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The 2013 shipping season was completed on October 23, 2013 following the shipment of 1,120,000 tonnes of zinc concentrate and 200,000 tonnes of lead concentrate compared with 1,043,000 tonnes and 190,000 tonnes respectively, for the 2012 season. This represents all of Red Dog’s concentrates available to be shipped from the operation. Sales volumes of contained zinc are estimated at approximately 160,000 tonnes in the fourth quarter of 2013.

ENERGY

Fort Hills Project

Engineering studies are ongoing to update the design basis for the project and improve the accuracy of cost estimates to facilitate a project sanction decision by the partners in the fourth quarter of 2013. Suncor, operator of Fort Hills, has indicated that it is developing a cost-driven construction schedule and as a result, should the partners approve the sanction of the Fort Hills project in 2013, production would not be expected to start before 2017.

Our share of Fort Hills spending in the first three quarters of 2013, including our ongoing earn-in commitments, was $215 million.

Frontier Energy Project

The Frontier project has been designed for up to four production lines with a total capacity of approximately 277,000 barrels per day of bitumen. The first two production lines are planned to have a production capacity of 159,000 barrels per day.

Provincial and federal regulatory agencies completed their review of our first round of Supplementary Information Requests (“SIRs”) responses and provided a second round of SIRs in June 2013. We are preparing responses to these information requests and plan to file these responses and provide a project update in the fourth quarter of 2013.

OTHER COST AND EXPENSES

Financing expenses were $83 million in the third quarter compared with $126 million a year ago. The debt interest component of our finance expense decreased to $90 million from $106 million in the quarter due to the lower interest rates on the new notes issued pursuant to our debt refinancing in 2012. In addition, we capitalized more interest on our development projects, reducing our net interest expense to $59 million compared to $101 million a year ago.

Other operating expense, net of other income, was $36 million in the third quarter compared with other operating income of $57 million in the third quarter of 2012. Stock-based compensation expense was $19 million in the third quarter compared with $4 million in the same period a year ago due to the rise in our stock price during the period. Positive pricing adjustments were $24 million in the third quarter compared with $55 million a year ago, primarily due to increasing copper prices in both periods.

24     Teck Resources Limited 2013 Third Quarter News Release

The table below outlines our outstanding receivable positions, which were provisionally valued at June 30, 2013, and our receivable positions provisionally valued at, September 30, 2013.

	Outstanding at		Outstanding at
	June 30, 2013		September 30, 2013
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	103	3.07	138	3.31
Zinc	98	0.83	224	0.86

We recorded $4 million of other non-operating gains which included $10 million of foreign exchange gains partially offset by $6 million of losses on investments in marketable securities primarily related to market value declines. In the third quarter of 2012, we recorded $179 million of non-operating losses, which consisted primarily of a charge on the redemption of a portion of our high-yield notes that were issued in 2009.

Income and resources taxes for the third quarter were $144 million, or 34% of pre-tax profits, which is higher than the Canadian statutory income tax rate of 26%. The effective higher rate is due mainly to the effect of resource taxes and higher tax rates in foreign jurisdictions. We are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

Subsequent to the end of the quarter, the Canada Revenue Agency issued a proposed adjustment to our 2006 taxable income that would deny a deduction of $346 million claimed in relation to a premium paid on the redemption of our Cominco exchangeable debentures. The proposed adjustment would reduce the loss carryforward pools available to us to reduce taxes payable in the future rather than have an immediate cash effect. In light of the uncertainty raised by the proposed adjustment and as the original amount was credited directly to Equity, we recognized a provision of $124 million which has also been charged directly to Equity.

OPERATING CASH FLOW, FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $647 million in the third quarter compared with $885 million a year ago with the reduction primarily due to significantly lower coal prices in the quarter.

Changes in non-cash working capital items were minimal in the third quarter compared with $156 million use of cash in the same period a year ago when there was a build-up of coal inventories and higher receivables balances.

Expenditures on property, plant and equipment were $486 million in the third quarter and included $145 million on sustaining capital and $341 million on major development projects. The largest components of sustaining expenditures were at our coal operations which totalled $42 million. Major development expenditures included $128 million for Highland Valley Copper’s mill optimization project, $55 million on Quebrada Blanca Phase 2 and $79 million for Quintette.

Expenditures on investments and other assets totalled $85 million in the third quarter, the primary component of which was our $72 million share of spending on the Fort Hills oil sands project.

25     Teck Resources Limited 2013 Third Quarter News Release

Capitalized stripping costs, excluding capitalized depreciation, were $160 million in the third quarter compared with $173 million a year ago. We expect to capitalize similar amounts in the fourth quarter of 2013.

We have committed and unused bank credit facilities aggregating $2.0 billion maturing in 2018.

OUTLOOK

We continue to experience volatile markets for our products. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial impact on our business. Ongoing economic uncertainties in Europe and the United States and less robust growth rates in China, India and other emerging markets have impacted both demand and prices for some of our products. While we believe that the longer term fundamentals for steelmaking coal, copper and zinc are favorable, the recent weakness in these markets may well persist for some time. In the meantime, the Company’s financial position is strong. We are taking further steps to manage our capital spending profile and we continuously monitor all aspects of our cost reduction program and key markets as conditions evolve in order to be in a position to take whatever actions may be appropriate.

In light of short-term price volatility, we have considered whether any of our assets are impaired. Our review did not identify any such assets. Our assets are generally long-lived and valuation is more subject to changes in long-term rather than short term prices. We have not made substantial asset acquisitions in the past five years and assets acquired in 2007 were partially impaired in 2008. Since that time prices for our products have risen substantially and we have continued to depreciate these assets while, in many cases, adding to their reserve base. We will continue to review our assets for impairment as conditions demand and in particular our short-lived assets. Notwithstanding the above, we note that at any time changes in the scope, cost or schedule of our development projects as well as changes in long-term prices or costs could result in asset impairment at our projects or operations.

Capital Expenditures

Our forecast of capital expenditures for 2013 continues to be approximately $1.85 billion and is summarized in the table below.

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Total

Copper	$220	$435	$370	$1,025
Coal	310	60	150	520
Zinc	185	10	-	195
Energy	-	-	80	80
Corporate	25	-	-	25

	$740	$505	$600	$1,845

The amounts shown above exclude an expected $725 million of capitalized overburden removal work at operating mines under the provisions of new accounting standards (IFRIC 20) which came into effect in 2013.

26     Teck Resources Limited 2013 Third Quarter News Release

We also expect to invest approximately $320 million in 2013 for our share of costs for the Fort Hills oil sands project, which is accounted for as an investment.

Our forecasts for major enhancement projects in 2013 include: $360 million for Highland Valley’s mill optimization project, $40 million for the completion of the Antamina mill expansion; and $60 million at our coal operations, which includes $40 million for the Neptune Terminals expansion. New mine development in 2013 includes $270 million for Quebrada Blanca Phase 2, $65 million for Relincho, $150 million for Quintette and $80 million for our Frontier oil sands project.

The amount and timing of actual capital expenditures is also dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. We may change capital spending plans for the balance of this year and next, depending on commodity markets, our financial position, results of feasibility studies and other factors.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2013, all of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on our designated U.S. dollar debt are recorded in other comprehensive income.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

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QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2013			2012				2011 (note 2)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	$2,524	$2,152	$2,330	$2,730	$2,505	$2,561	$2,547	$2,972

Gross profit	597	582	701	825	827	880	992	1,212

EBITDA	815	670	902	654	861	933	848	1,304

Profit (note 1)	267	143	319	200	256	354	258	637

Earnings per share	$0.46	$0.25	$0.55	$0.34	$0.44	$0.60	$0.44	$1.08

Cash flow from operations	656	690	763	912	729	965	813	1,199

(1)	Attributable to shareholders of the company.
(2)	Information for 2011 has not been restated for IFRIC 20, Production Stripping Costs (see Note 11(c)) to our unaudited consolidated financial statements.

OUTSTANDING SHARE DATA

As at October 23, 2013 there were 566.9 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were 8.4 million director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2012 year end financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

Effective January 1, 2013, we have adopted several new and amended IFRS pronouncements and have applied them to our results in accordance with the transitional provisions outlined in the respective standards. The new pronouncements were described in detail in our 2013 first quarter news release. The new pronouncements that affected our previously reported financial statements are outlined below and in Note 11 to our condensed interim consolidated financial statements for the three and nine months ended September 30, 2013.

28     Teck Resources Limited 2013 Third Quarter News Release

Pronouncements Affecting Our Financial Results

The adoption of the following new and amended IFRS pronouncements has resulted in adjustments to how we determine our current and previously reported figures as described below.

Production stripping costs

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) provides guidance on how to account for overburden waste stripping costs in the production phase of a surface mine. Stripping activities that improve access to ore are considered to be an addition or enhancement of an existing asset and accordingly these costs should be capitalized.

The adoption of IFRIC 20 resulted in an increase in the capitalization of stripping activity assets on our consolidated balance sheet and an increase in our profit and earnings per share as costs that would have been expensed under our previous accounting policy are now being capitalized and amortized on a units-of-production basis in the subsequent periods. Inventories were adjusted to capitalize production stripping costs and the depreciation of stripping activity assets is included in the cost of inventories.

The adoption of IFRIC 20 has significantly increased our capitalization of production stripping costs compared to our previous accounting policy. During the three and nine months ended September 30, 2013, we capitalized $175 million and $601 million of stripping activity assets, respectively, primarily at our coal operations. We recorded depreciation expense on stripping activity assets of $85 million and $224 million, respectively, during the three and nine months ended September 30, 2013. We have described the effect of IFRIC 20 on our profit and business unit results throughout this management’s discussion and analysis.

This new pronouncement has no effect on our cash balance, our total cash flow (other than the presentation in our cash flow statement) or how we operate our mines.

Post-employment benefits

IAS 19, Employee Benefits (“IAS 19”), has amendments related to defined benefit pension plans that eliminate the option to defer certain actuarial gains and losses on the balance sheet. The amendments also require any remeasurement gains or losses, including actuarial gains and losses, to be recognized immediately and presented in other comprehensive income, eliminating the option to recognize and present these amounts through the income statement. The amendments to IAS 19 also require one discount rate be applied to the net defined benefit asset or liability for the purposes of determining the interest element of the defined benefit cost and require the recognition of unvested past service cost awards into profit immediately. There is also a requirement to change the presentation of finance income and finance expense to present both as a net finance expense (income) amount in the consolidated financial statements. Additional disclosures are required to present more information about the characteristics, amounts recognized and risks related to defined benefit plans.

The adoption of the amendments to IAS 19 did not have a significant effect on our results for the three and nine months ended September 30, 2013 and we will incorporate the amended disclosure requirements for IAS 19 in our annual consolidated financial statements as at December 31, 2013.

29     Teck Resources Limited 2013 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated costs and production at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), plans and expectations for our development projects, including resulting increases in forecast operating costs and costs of product sold, expected production, expected progress, costs and outcomes of our various projects and investments, including but not limited to those described in the discussions of our operations, the potential savings that may be realized under our cost reduction program and the identification of further savings, the impact of potential production disruptions, future trends for the company, timing of completion, and results of, our mill optimization project program at Highland Valley Copper, effect of our expectations regarding the mine life of our Line Creek Phase 2 project, statements under the heading “Copper Development Projects,” including the expected timing of re-filing the Quebrada Blanca Phase 2 SEIA, the timing of the feasibility study for Relincho, statements under the heading “Coal” regarding expected sales levels, cost of product sold, annual transportation costs and depreciation and amortization expense, the timing of operation of our water treatment plant at Line Creek and extended mine life of Line Creek, the statements under the heading “Energy” regarding timing of project sanction and approval decisions, statements under the heading “Outlook” regarding anticipated capital expenditures and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, assumptions regarding the impact of our cost reduction program on our operations, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the

30     Teck Resources Limited 2013 Third Quarter News Release

size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction, sanction and production schedules may be adjusted by our partner.

Statements concerning future production costs or volumes, and the sensitivity of the company’s profit to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated coal sales volumes and average coal prices for the quarter depend on timely arrival of vessels and performance of our coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2012, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2013 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, October 24, 2013. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

31     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions, except for share data)	2013	2012	2013	2012

Revenues	$2,524	$2,505	$7,006	$7,613

Cost of sales	(1,927)	(1,678)	(5,126)	(4,914)

Gross profit	597	827	1,880	2,699

Other operating expenses
General and administration	(30)	(33)	(98)	(95)
Exploration	(27)	(36)	(66)	(94)
Research and development	(4)	(5)	(10)	(14)
Other operating income (expense) (Note 2)	(36)	57	(136)	30

Profit from operations	500	810	1,570	2,526

Finance income	1	2	3	14
Finance expense (Note 3)	(83)	(126)	(258)	(408)
Non-operating income (expense) (Note 4)	4	(179)	(46)	(534)
Share of losses of associates	(2)	(5)	(3)	(9)

Profit before tax	420	502	1,266	1,589

Provision for income and resource taxes	(144)	(232)	(499)	(666)

Profit for the period	$276	$270	$767	$923

Profit attributable to:
Shareholders of the company	$267	$256	$729	$868
Non-controlling interests	9	14	38	55

Profit for the period	$276	$270	$767	$923
Earnings per share
Basic	$0.46	$0.44	$1.26	$1.48

Diluted	$0.46	$0.44	$1.26	$1.48

Weighted average shares outstanding (millions)	576.2	586.0	579.0	586.0

Shares outstanding at end of period (millions)	576.2	586.0	576.2	586.0

32     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2013	2012	2013	2012

Profit	$276	$270	$767	$923

Other comprehensive income (loss) in the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $(20), $(30), $33 and $(31))	(46)	(97)	82	(76)
Available-for-sale financial instruments (net of taxes of $(20), $16, $2 and $14)	143	(111)	(18)	(101)
Cash flow hedges (net of taxes of $(3), $nil, $(1) and $nil)	7	1	1	-

	104	(207)	65	(177)
Items that will not be reclassified to profit
Remeasurements for retirement benefit plans (net of taxes of $(12), $19, $(87) and $40)	24	(42)	185	(87)

Total other comprehensive income (loss) for the period	128	(249)	250	(264)
Total comprehensive income for the period	$404	$21	$1,017	$659

Total other comprehensive income (loss) attributable to:
Shareholders of the company	130	(248)	247	(262)
Non-controlling interests	(2)	(1)	3	(2)

	$128	$(249)	$250	$(264)

Total comprehensive income attributable to:
Shareholders of the company	397	8	976	606
Non-controlling interests	7	13	41	53

	$404	$21	$1,017	$659

33     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in millions)	2013	2012	2013	2012

Operating activities
Profit	$276	$270	$767	$923
Items not affecting cash
Depreciation and amortization	322	249	904	714
Provision for deferred income and resource taxes	(18)	79	97	242
Share of loss of associates	2	5	3	9
Gain on sale of investments and assets	-	(25)	-	(51)
Unrealized gain on derivatives	-	(60)	-	(113)
Foreign exchange (gains) loss	(10)	2	14	25
Loss on debt repurchase	-	238	-	652
Finance expense	83	126	258	408
Other	(8)	1	(36)	14

	647	885	2,007	2,823
Net change in non-cash working capital items	9	(156)	102	(316)
	656	729	2,109	2,507
Investing activities
Purchase of property, plant and equipment	(486)	(447)	(1,317)	(1,128)
Mine development	(160)	(173)	(559)	(581)
Expenditures on financial investments and other assets	(85)	(50)	(278)	(259)
Acquisition of SilverBirch Energy Corporation	-	-	-	(432)
Proceeds from the sale of investments and other assets	-	31	4	37

	(731)	(639)	(2,150)	(2,363)
Financing activities
Issuance of debt	-	1,747	-	2,730
Repayment of debt	(6)	(1,032)	(24)	(2,334)
Debt interest paid	(150)	(138)	(324)	(369)
Issuance of Class B subordinate voting shares	1	-	1	1
Purchase and cancellation of Class B subordinate voting shares	-	-	(176)	(6)
Dividends paid	(259)	(234)	(521)	(469)
Distributions to non-controlling interests	(9)	(22)	(34)	(39)

	(423)	321	(1,078)	(486)

Effect of exchange rate changes on cash and cash equivalents	(51)	(122)	102	(133)

Increase (decrease) in cash and cash equivalents	(549)	289	(1,017)	(475)

Cash and cash equivalents at beginning of period	2,799	3,641	3,267	4,405

Cash and cash equivalents at end of period	$2,250	$3,930	$2,250	$3,930

34     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	September 30,	December 31,
(Cdn$ in millions)	2013	2012

ASSETS

Current assets
Cash and cash equivalents	$2,250	$3,267
Current income and resource taxes receivable	47	141
Trade accounts receivable	1,167	1,285
Inventories	1,756	1,783
	5,220	6,476

Financial and other assets	1,092	973
Investments in associates	1,043	828
Property, plant and equipment	25,840	24,937
Deferred income and resource tax assets	71	204
Goodwill	1,653	1,637
	$34,919	$35,055
LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,279	$1,468
Dividends payable (Note 6(d))	-	262
Current income and resource taxes payable	59	55
Debt (Note 5)	46	35

	1,384	1,820

Debt (Note 5)	7,423	7,160
Deferred income and resource tax liabilities	5,772	5,581
Retirement benefit liabilities	547	760
Other liabilities and provisions	1,087	1,470

Equity
Attributable to shareholders of the company	18,506	18,075
Attributable to non-controlling interests	200	189
	18,706	18,264
	$34,919	$35,055

35     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Nine months ended September 30,
(Cdn$ in millions)	2013	2012

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,699	6,743
Share repurchases	(73)	(2)
Issued on exercise of options	1	2
Provision for tax benefit (Note 6(f))	(124)	-

End of period	6,503	6,743

Retained earnings
Beginning of period	11,291	10,850
Profit for the period attributable to shareholders of the company	729	868
Dividends declared	(259)	(234)
Share repurchases	(102)	(4)
Remeasurements for retirement benefit plans	185	(87)

End of period	11,844	11,393

Contributed surplus
Beginning of period	113	97
Share-based payment expense	13	13
Transfer to Class B subordinate voting shares on exercise of options	(1)	(1)

End of period	125	109

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 6(b))
Beginning of period	(35)	16
Other comprehensive income (loss)	247	(262)
Less remeasurements for retirement benefit plans recorded in retained earnings	(185)	87

End of period	27	(159)

Non-controlling interests
Beginning of period	189	172
Profit for the period attributed to non-controlling interests	38	55
Other comprehensive income (loss)	3	(2)
Other	4	(6)
Dividends or distributions	(34)	(39)

End of period	200	180

Total equity	$18,706	$18,273

The accompanying notes are an integral part of these financial statements.

36     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”).

The condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements, except for those policies which have changed as a result of the adoption of new and amended IFRS pronouncements effective January 1, 2013. Note 11 discloses the effects of the adoption of new and amended IFRS pronouncements on each financial statement line and on earnings per share for all prior periods presented, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended December 31, 2012.

The Board of Directors authorized these financial statements on October 23, 2013.

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2013	2012	2013	2012

Gain (loss) on operating assets	$(13)	$22	$(13)	$26
Commodity derivatives	2	-	3	(4)
Pricing adjustments	24	55	(72)	65
Share-based compensation (Note 6(a))	(19)	(4)	(13)	(11)
Provision for closed properties restoration	3	(7)	24	(15)
Other	(33)	(9)	(65)	(31)

	$(36)	$57	$(136)	$30

3.	FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2013	2012	2013	2012

Debt interest	$90	$106	$266	$332
Discount and financing fee amortization	2	3	4	12
Less capitalized borrowing costs	(33)	(8)	(89)	(17)

	59	101	181	327
Interest cost on retirement benefit plans	7	8	21	23
Decommissioning and restoration provision accretion	14	14	50	51
Other	3	3	6	7

	$83	$126	$258	$408

37     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2013	2012	2013	2012

Foreign exchange gains (losses)	$10	$(2)	$(14)	$(25)
Other derivative gains	-	59	-	119
Debt repurchase and financing costs	-	(238)	-	(652)
Provision for marketable securities	(6)	-	(31)	-
Gain on sale of investments	-	2	-	24
Other	-	-	(1)	-

	$4	$(179)	$(46)	$(534)

5.	DEBT

(Cdn$ in millions)	September 30, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

5.375% notes due October 2015 (US$300 million)	$308	$334	$297	$330
3.15% notes due January 2017 (US$300 million)	308	318	297	313
3.85% notes due August 2017 (US$300 million)	305	325	294	322
2.5% notes due February 2018 (US$500 million)	511	510	493	510
3.0% notes due March 2019 (US$500 million)	511	510	493	515
4.5% notes due January 2021 (US$500 million)	511	517	493	545
4.75% notes due January 2022 (US$700 million)	716	723	691	774
3.75% notes due February 2023 (US$750 million)	762	712	735	770
6.125% notes due October 2035 (US$700 million)	706	700	681	786
6.0% notes due August 2040 (US$650 million)	666	628	644	747
6.25% notes due July 2041 (US$1,000 million)	1,018	998	983	1,182
5.2% notes due March 2042 (US$500 million)	508	440	490	517
5.4% notes due February 2043 (US$500 million)	509	452	492	535
Antamina senior revolving credit facility due April 2015	23	23	22	22
Other	107	107	90	90

	7,469	7,297	7,195	7,958

Less current portion of long-term debt	(46)	(46)	(35)	(35)

	$7,423	$7,251	$7,160	$7,923

The fair values of debt are determined using market values where available and cash flows based on our cost of borrowing for other items.

38     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	EQUITY

a)	Share-Based Compensation

During the first three quarters of 2013, we granted 2,170,862 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $33.02, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $9.77 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 1.44%, a dividend yield of 2.89% and an expected volatility of 43%.

During the first three quarters of 2013, we issued 779,527 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at September 30, 2013 was 2,888,251.

A share-based compensation expense of $13 million (2012 - $11 million) was recorded for the nine months ended September 30, 2013 in respect of all outstanding share options and units.

b)	Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are:

	September 30,	September 30,	December 31,
(Cdn$ in millions)	2013	2012	2012

Currency translation adjustment	$43	$(66)	$(39)
Unrealized loss on available-for-sale financial assets (net of tax of $2, $12 and $nil)	(18)	(98)	-
Unrealized loss on cash flow hedges (net of tax of $(1), $nil and $nil)	1	1	-

	$26	$(163)	$(39)

Accumulated other comprehensive income (loss) attributable to:
Shareholders of the company	$27	$(159)	$(35)
Non-controlling interests	(1)	(4)	(4)

	$26	$(163)	$(39)

c)	Normal Course Issuer Bid

Our normal course issuer bid, which commenced on June 28, 2013, allows us to purchase up to 20 million Class B subordinate voting shares until June 27, 2014 or an earlier date if we complete such purchases. To date, no shares have been purchased under this bid.

d)	Dividends

Dividends of $0.45 per share were declared on our Class A common shares and Class B subordinate voting shares with a record date of June 14, 2013 and were paid on July 2, 2013.

39     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	EQUITY, continued

e)	Remeasurements for Retirement Benefit Programs

During the third quarter, the revaluation of our defined benefit plans generated a $35 million pre-tax gain through other comprehensive income. Approximately $60 million of this gain was generated by a 20 basis points increase in the discount rate used to value obligations and a $16 million gain on our pension assets’ performance, which was above actuarial assumptions for the period. These gains were partially offset by a $19 million loss resulting from changes in valuation assumptions and a $22 million loss due to an increase in reserves on plan assets.

In determining our retirement benefit liabilities, the following rates have been used:

	September 30, 2013	June 30, 2013	December 31, 2012

Discount rate for defined benefit plans	4.60%	4.40%	3.90%

f)	Provision For Tax Benefit

Subsequent to the end of the quarter, the Canada Revenue Agency issued a proposed adjustment to our 2006 taxable income that would deny a deduction of $346 million claimed in relation to a premium paid on the redemption of our Cominco exchangeable debentures. The proposed adjustment would reduce the loss carryforward pools available to us to reduce taxes payable in the future rather than have an immediate cash effect. In light of the uncertainty raised by the proposed adjustment and as the original amount was credited directly to Equity, we recognized a provision of $124 million which has also been charged directly to Equity.

40     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SEGMENTED INFORMATION

Based on the principal products we produce and our development projects, we have five reportable segments - copper, coal, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s length.

	Three months ended September 30, 2013
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	714	1,088	777	1	-	2,580
Less: Inter-segment revenues	-	-	(56)	-	-	(56)

Revenues	714	1,088	721	1	-	2,524

Gross profit	226	217	154	-	-	597
Other operating income (expenses)	15	(26)	(21)	-	(65)	(97)

Profit from operations	241	191	133	-	(65)	500

Net finance expense	(6)	(9)	(8)	-	(59)	(82)
Non-operating income (expenses)	-	-	-	-	4	4
Share of losses of associates	-	-	-	-	(2)	(2)

Profit before tax	235	182	125	-	(122)	420

Capital expenditures	337	232	61	9	7	646

41     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SEGMENTED INFORMATION, continued

	Three months ended September 30, 2012
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	763	1,077	727	1	-	2,568
Less: Inter-segment revenues	-	-	(63)	-	-	(63)

Revenues	763	1,077	664	1	-	2,505

Gross profit	299	421	107	-	-	827
Other operating income (expenses)	34	3	(23)	-	(31)	(17)

Profit from operations	333	424	84	-	(31)	810

Net finance expense	(4)	(9)	(6)	-	(105)	(124)
Non-operating income (expenses)	-	-	-	-	(179)	(179)
Share of losses of associates	-	-	-	(4)	(1)	(5)

Profit before tax	329	415	78	(4)	(316)	502

Capital expenditures	233	302	72	7	6	620

	Nine months ended September 30, 2013
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	2,091	3,150	1,928	4	-	7,173
Less: Inter-segment revenues	-	-	(167)	-	-	(167)

Revenues	2,091	3,150	1,761	4	-	7,006

Gross profit	719	840	319	2	-	1,880
Other operating income (expenses)	(116)	(26)	(25)	-	(143)	(310)

Profit from operations	603	814	294	2	(143)	1,570

Net finance expense	(14)	(34)	(26)	-	(181)	(255)
Non-operating income (expenses)	-	-	-	(2)	(44)	(46)
Share of profit (loss) from associates	-	-	-	-	(3)	(3)

Profit before tax	589	780	268	-	(371)	1,266

Capital expenditures	945	695	161	55	20	1,876

Goodwill	450	1,203	-	-	-	1,653

Total assets	8,953	17,608	4,179	2,099	2,080	34,919

42     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2012
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	2,247	3,637	1,888	3	-	7,775
Less: Inter-segment revenues	-	-	(162)	-	-	(162)

Revenues	2,247	3,637	1,726	3	-	7,613

Gross profit	885	1,588	226	-	-	2,699
Other operating income (expenses)	4	(2)	(33)	-	(142)	(173)

Profit from operations	889	1,586	193	-	(142)	2,526

Net finance expense	(10)	(31)	(17)	-	(336)	(394)
Non-operating income (expenses)	-	-	-	-	(534)	(534)
Share of profit (loss) from associates	-	-	-	(6)	(3)	(9)

Profit before tax	879	1,555	176	(6)	(1,015)	1,589

Capital expenditures	610	869	167	44	19	1,709

Goodwill	429	1,203	-	-	-	1,632

Total assets	7,784	17,583	5,158	1,745	2,820	35,090

8.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2013, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (“TAI”) continues studies under the 2006 settlement agreement with the U.S. EPA to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (“TML”) in the Federal District Court for the Eastern District of Washington continues.

In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In October, the Federal District Court for the Eastern District of Washington heard argument with respect to personal jurisdiction and certain legal issues with respect to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”). In December the court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case.

43     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	CONTINGENCIES, continued

A hearing with respect to past response costs is now expected to take place in late 2014 and a subsequent hearing, with respect to claims for natural resource damages and assessment costs, is expected to be deferred while the remedial investigation and feasibility study being undertaken by TAI are completed, which is currently expected to occur in 2015. On October 11, 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from TML for environmental response costs, and, in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor does it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. TML intends to vigorously oppose this motion, the outcome of which may affect the timing of subsequent phases of the case.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

9.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

10.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 –	Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 –	Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

44     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FAIR VALUE MEASUREMENTS, continued

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 –	Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at September 30, 2013 and December 31, 2012 are summarized in the following table:

(Cdn$ in millions)	September 30, 2013				December 31, 2012

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Marketable equity securities	$683	$-	$-	$683	$671	$-	$-	$671
Marketable debt securities	-	-	16	16	-	-	16	16
Settlements receivable	-	555	-	555	-	705	-	705
Derivative instruments	-	3	-	3	-	3	-	3

	$683	$558	$16	$1,257	$671	$708	$16	$1,395

Financial liabilities
Derivative instruments	$-	$3	$-	$3	$-	$11	$-	$11
Settlements payable	-	75	-	75	-	68	-	68
	$-	$78	$-	$78	$-	$79	$-	$79

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at September 30, 2013 or December 31, 2012.

11.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

We adopted new and amended IFRS pronouncements as at January 1, 2013, in accordance with the transitional provisions outlined in the respective standards. The new and amended IFRS pronouncements adopted were outlined in detail in our condensed interim consolidated financial statements for the quarter ended March 31, 2013. Only the pronouncements affecting our previously reported financial results as at September 30, 2012 have been outlined in these condensed interim consolidated financial statements.

The adoption of the following new and amended IFRS pronouncements has resulted in adjustments to previously reported figures as outlined below.

45     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS, continued

a)	Post-employment benefits

We adopted the amended version of IAS 19, Employee Benefits (“IAS 19”) on January 1, 2013 with retrospective application. IAS 19 does not require an entity to present comparative information for the disclosure requirements in the amended standard.

We have analyzed the amendments to IAS 19 and calculated the effect of the amendments on our comparative consolidated financial statements for 2012. On the date of our earliest period presented, January 1, 2012, we expensed unamortized past service costs through equity. For comparative periods presented, we reversed the amortization of past service costs and applied one discount rate to the net defined benefit asset or liability to determine the interest element of the defined benefit cost. The tables in Note 11(c) below outline the adjustments to our consolidated financial statements for all comparative periods presented. We continue to immediately recognize in retained earnings all defined benefit adjustments recognized in other comprehensive income.

The adoption of the amendments to IAS 19 did not have a significant effect on our condensed interim consolidated financial statements for the period ended September 30, 2013.

b)	Production stripping costs

We adopted IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) and have applied the requirements to production stripping costs incurred on or after January 1, 2012, in accordance with the transitional provisions of IFRIC 20. We have also analyzed predecessor stripping assets recorded as of January 1, 2012, the date of our earliest period presented, in accordance with the transitional provisions of IFRIC 20.

The adoption of IFRIC 20 resulted in an increase in the capitalization of stripping activity assets on our consolidated balance sheet and an increase in our profit and earnings per share. These items were partially offset by the amortization of stripping activity assets on a units-of-production basis in the respective periods. Inventories were adjusted to capitalize production stripping costs. The depreciation of stripping activity assets is included in the cost of inventories. The tables in Note 11(c) below outline the adjustments to our financial statements for all comparative periods presented.

The adoption of IFRIC 20 has significantly increased our capitalization of production stripping costs as compared to our previous accounting policy. During the three and nine months ended September 30, 2013, we capitalized $175 million and $601 million, respectively, of stripping activity assets, primarily at our coal operations. We recorded depreciation expense on stripping activity assets of $85 million and $224 million during the three and nine months ended September 30, 2013, respectively.

46     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS, continued

c) Adjustments to Consolidated Financial Statements

i) Adjustments to condensed consolidated balance sheets

(Cdn$ in millions)	September 30, 2012

Equity before accounting changes	$18,053
Adjustments to:
Inventories (b)	(134)
Property, plant and equipment (b)	484
Deferred income and resource tax assets	(21)
Deferred income and resource tax liabilities	(100)
Retirement benefit obligations (a)	(9)

Equity after accounting changes	$18,273

Equity under accounting changes attributable to:
Shareholders of the company	$18,093
Non-controlling interests	$180

ii) Adjustments to condensed consolidated statements of income

(Cdn$ in millions)	Three months ended September 30, 2012	Nine months ended September 30, 2012

Profit before accounting changes	$191	$714
Adjustments to:
Cost of sales	133	352
Finance expense, net	(8)	(26)
Provision for income and resource taxes	(46)	(117)

Profit after accounting changes	$270	$923

Profit after accounting changes attributable to: Shareholders of the company	$256	$868
Non-controlling interests	$14	$55
Earnings per share after accounting changes
Basic	$0.44	$1.48
Diluted	$0.44	$1.48

The adjustments to profit relating to the new and amended IFRS pronouncements in Note 11(a) and (b) increased basic and diluted earnings per share by $0.13 and $0.34, respectively, for the three and nine months ended September 30, 2012.

47     Teck Resources Limited 2013 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS, continued

iii) Adjustments to condensed consolidated statements of comprehensive income

(Cdn$ in millions)	Three months ended September 30, 2012	Nine months ended September 30, 2012

Comprehensive income (loss) before accounting changes	$(65)	$431
Adjustments to:
Profit	79	209
Other comprehensive income:
Remeasurements for retirement benefit plans	9	27
Income and resource taxes on remeasurements for
retirement benefit plans	(2)	(8)

Comprehensive income after accounting changes	$21	$659

Comprehensive income after accounting changes attributable to:
Shareholders of the company	$8	$606
Non-controlling interests	$13	$53

48     Teck Resources Limited 2013 Second Quarter News Release